AMENDED SCHEDULE A,

dated July 29, 2020,

to the

INVESTMENT ADVISORY AGREEMENT,

dated May 18, 2018, between

THE ADVISORS’ INNER CIRCLE FUND III

and

PENN MUTUAL ASSET MANAGEMENT, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the Fund in accordance with the following fee schedule:

Fund	Rate
Penn Mutual AM Strategic Income Fund	0.45%
Penn Mutual AM 1847 Income Fund	0.45%

ACKNOWLEDGED AND ACCEPTED BY:

THE ADVISORS’ INNER CIRCLE FUND III		PENN MUTUAL ASSET MANAGEMENT, LLC

By:	/s/Michael Beattie	By:	/s/Keith G. Huckerby
Name:	Michael Beattie	Name:	Keith G. Huckerby
Title:	President	Title:	President & Chief Operating Officer